Carroll & Carroll, P.C.

18101 Von Karman Avenue, Suite 330

Irvine, California 92612

September 19, 2013

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Mumford

Re: Biolase, Inc.

Registration Statement on Form S-3 (File No. 333-190158)

Pre-Effective Amendment No. 4

Dear Mr. Mumford:

On behalf of our client, Biolase, Inc. (the “Company”), enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”), on July 26, 2013 (the “Initial Registration Statement”), as amended by Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed with the Commission on August 13, 2013 (“Amendment No. 1”) and as further as amended by Pre-Effective Amendment No. 2 filed with the Commission on August 14, 2013 (“Amendment No. 2”) and by Pre-Effective Amendment No. 3 filed with the Commission on September 10, 2013 (“Amendment No. 3”). Amendment No. 4 is marked to show changes from Amendment No. 3. The Initial Registration Statement, as amended by Amendment Nos. 1, 2, 3 and 4 (and all future amendments) is referred to herein as the “Registration Statement.”

Amendment No. 4 is also being filed in response to a comment received by the staff of the Commission (the “Staff”) by letter dated September 17, 2013 with respect to the Amendment No. 3 (the “Third Comment Letter”). The numbered paragraphs below correspond to the headings and numbers set forth in the Third Comment Letter. The text of the Staff’s comment is copied below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Amendment No. 4.

Incorporation of Certain Information by Reference, page 6

1. We note that you qualify the disclosure in your Form 8-K filed September 10, 2013 by reference to exhibits that you have not filed. Please tell us why you believe such disclosure is adequate. See the Division of Corporation Finance’s Exchange Act Form 8-K Compliance and Disclosure Interpretation 102.03 available on the Commission’s web site. Also tell us whether you intend to file the agreements mentioned in that Form 8-K with this Form S-3 or a document incorporated by reference into the Form S-3 before this Form S-3 is effective.

Response: In response to the Staff’s comment, the Company has filed a Form 8-K/A with the Commission on September 19, 2013 (the “Form 8-K/A”), amending the Form 8-K filed by the Company with the Commission on September 10, 2013 and removing any and all disclosure qualifications. The Form 8-K/A is incorporated by reference into the Registration Statement and the Company believes the additional information disclosed therein addresses the Staff’s comment with regard to disclosure consistent with the Item 1.01 instructions and requirements of Form 8-K. In addition, the Company has voluntarily filed the agreement described in the Form 8-K/A, Amendment No. 3 to Loan and Security Agreement, as Exhibit 10.01 to the Form 8-K/A.

The Company respectfully requests the Staff’s assistance in completing its review of Amendment No. 4 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 4 or this response letter to the undersigned at (949) 340-7375.

Very truly yours,

Carroll & Carroll, P.C.

By:

cc:	Russell Mancuso, SEC (w/ enclosures)

Federico Pignatelli, Biolase, Inc. (w/o enclosures)

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